Robb C. Heintzman
Direct Line: (416) 863-4776
Robb.Heintzman@fmc-law.com
August 31, 2007
Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street West
Toronto, ON M5H 3S8

Attention:	John Stevenson
Secretary to the Commission

Dear Sir:

Subject:	Application by Yamana Gold Inc. for Relief Under s. 127 of the Securities Act (Ontario)
We are counsel to Meridian Gold Inc. (“Meridian”) in connection with the above-referenced application by Yamana Gold Inc. (“Yamana”).
On July 19, 2007, Yamana announced that it was commencing a formal offer for all of the outstanding shares of Meridian. This offer was subsequently amended on August 14, 2007 (the “Offer”). By way of letter dated August 24, 2007, Yamana applied to the Commission for, among other things, an order pursuant to section 127 that trading cease in respect of any securities issued or to be issued under Meridian’s Shareholder Rights Plan (the “Rights Plan”).
The following summarizes Meridian’s position in respect of Yamana’s application.
I.   Overview of Meridian’s Position
1.   In the circumstances of this case, Meridian’s Rights Plan should be permitted to operate in the manner approved by shareholders for the following reasons:
(a)	Meridian has had a shareholder rights plan for more than 10 years;

(b)	Meridian’s shareholders have repeatedly approved the retention of the Rights Plan, most recently, by a favourable vote of 87%;

(c)	contrary to the speculation and assertions in Yamana’s application materials, Meridian has implemented an intensive and thorough search process designed to surface a competing superior proposal or alternative value-maximizing transaction;

(d)	it is the evidence of Meridian’s affiants, both of whom are experts in their respective fields, that the potential bidders in Meridian’s search process require additional time beyond that which might otherwise be required by other companies in the mining industry or companies in different industries, to conduct due diligence and make a competing bid, given the nature of Meridian’s assets, in particular, its exploration and development properties;

(e)	the Commission has permitted rights plans to operate for periods of 55 days or more from the date of the formal offer in more than one instance, where the circumstances warrant; and

(f)	most importantly, it is the evidence of Meridian’s affiants that there is a real and substantial possibility that a transaction or competing bid which is superior to the Offer will emerge from Meridian’s search process, thereby increasing the likelihood that Meridian’s shareholders will be permitted to maximize the value of their investment in Meridian.
2.   Notwithstanding the fact that the Offer is not a “Permitted Bid” under the Rights Plan, Meridian is prepared to treat the Offer as a Permitted Bid provided that the 60 day period established in the Rights Plan remains effective.
II.   The Relevant Facts
Meridian’s Superior Assets
3.   Meridian is a corporation incorporated pursuant to the laws of Canada with its head office located in Reno, Nevada. Meridian is publicly traded on both the Toronto Stock Exchange under the symbol “MNG” and the New York Stock Exchange under the symbol “MDG”. Meridian and its predecessors have been engaged in mining and exploration activities for gold and other precious metals since 1981.
4.   To take advantage of jurisdictions with relative political and economic stability, Meridian’s mining and exploration activities have been confined to North and South America. Meridian’s flagship property is its El Peñón mine in northern Chile which produced 230,145 gold ounces in 2006 and which had total proven and probable reserves of approximately 2.0 million ounces of gold, as of December 31, 2006. El Peñón also has independently audited resources which are significantly greater than its existing proven and probable reserves.
5.   Meridian purchased the Minera Florida mine near Santiago, Chile in 2006. The Minera Florida mine produced 37,968 gold ounces in the latter half of 2006 following its acquisition by Meridian. Minera Florida had proven and probable reserves of 0.4 million ounces of gold as of December 31, 2006. Meridian has also added more than 650,000 gold equivalent ounces of reserves and resources as a result of its exploration activities at and around Minera Florida. As a result of this exploration success, Meridian is expanding its mill at Minera Florida from its current 1,150 tonnes per day to 2,400 tonnes per day by the end of 2008 and it is expected that current annual production at Minera Florida will increase from 65,000 ounces to 110,000 ounces of gold per year.
6.   In addition to its existing assets at El Peñón and Minera Florida, Meridian owns or has rights to numerous additional properties and development projects throughout the Americas, including Agua de la Falda S.A., Rossi, Mercedes, Minera El Desquite, Amancaya and La Pepa. A number of these development projects are currently undergoing N.I. 43-101 compliant Resource Estimates which are expected to be completed by the end of 2007. Meridian’s development assets add significant value to the company and must necessarily be considered in determining the company’s value.
The Rights Plan
7.   Meridian first adopted a shareholder rights plan in July 1996. The initial plan was replaced in 1999 with the Rights Plan which has a term of 10 years and expires on July 30, 2009. The Rights Plan was approved by shareholders in April 1999 and the terms of the Rights Plan require that it be put to a shareholder vote every three years. In accordance with this term, Meridian shareholders have confirmed their support for the Rights Plan on two separate occasions, in 2002 and 2005. Most recently, in 2005, more than 87% of the shares voted at the meeting at which the Rights Plan was considered, voted to retain the Rights Plan.
8.   The purpose of the Rights Plan is to ensure that all Meridian shareholders are treated fairly in connection with any take-over bid for Meridian or other acquisition of control of Meridian and is designed to provide Meridian’s Board with sufficient time to review and consider any unsolicited bid for the company, as well as seek alternatives to such a bid in order to maximize shareholder value. The Rights Plan provides that, among other things, a bid must be made to all shareholders and remain open for at least 60 days. The 60 day period is necessary to permit Meridian’s Board, management and advisors to implement and pursue alternative transactions to create superior value to shareholders.
9.   The Rights Plan was adopted long before Yamana ever made an offer for Meridian. In fact, at the time it made its offer for Meridian, Yamana was well aware that a bid for the shares of Meridian was required to remain open for the 60 day period provided for in the Rights Plan, but chose instead to have its offer expire at an earlier date.
Yamana’s Inadequate Offer
10.   Following Yamana’s initial proposal to Meridian on June 17, 2007, Meridian’s financial advisor, Goldman, Sachs & Co. (“GS”) met with the board of directors of Meridian (the “Board”) and was instructed to review the materials provided by Yamana and to report to the Board as soon as possible with its analysis of the proposal. Before GS delivered its report, and without warning to Meridian, Yamana issued its press release dated June 27, 2007, announcing that it had entered into a business combination agreement with Northern Orion and that it intended to make a take-over bid for Meridian. The Board retained BMO Nesbitt Burns Inc. (“BMO”) and GS to review the proposal announced on June 27.
11.   BMO and GS subsequently reported to the Board at a meeting held on July 2, 2007. Based on the information available at that time, the Board determined that Yamana’s proposal was financially inadequate and did not provide a basis on which to enter into discussions with Yamana. At the time of the meeting, there was a significant degree of uncertainty regarding the terms of the proposal and whether Yamana even intended to proceed with a formal bid for Meridian. As a result, the Board determined that it should wait for Yamana to file a formal bid, if any, before Meridian began canvassing the market for alternative transactions.
12.   On July 19, 2007, Yamana made a formal offer to Meridian shareholders (the “Offer”). BMO and GS met with the Board to conduct an initial review of the terms and conditions of the Offer on July 21, 2007.
Meridian’s Process to Find Alternative Bidders
13.   As the Board had now received the Offer from Yamana, Meridian began to make preliminary contacts with other companies to determine whether they would be interested in exploring a potential transaction and instructed its financial advisors to contact prospective bidders to canvass their interest in making an offer to Meridian. As a result, BMO and GS contacted 15 prospective bidders for Meridian. Public information packages were also prepared and sent to those companies who had been identified as potential bidders but who had little knowledge of Meridian.
14.   Meridian’s existing datasite was also updated to add new critical non-public information which had not previously been available, including Meridian’s updated internal financial model and financial projections, which had only recently been finalized. This analysis contained management’s most current projections regarding the value of Meridian’s development projects and its strategy going forward to best exploit those resources. In addition, significant non-public information relating to current drill hole data; drill results for assets which do not currently have N.I. 43-101 compliant Resources Estimates; internal management plans for growth; details of Meridian’s tax assets; and copies of material contracts and agreements, was added to the datasite.
15.   Of the 15 companies approached, Meridian entered into confidentiality agreements with 4 parties who were given access to the datasite. The first party to access the datasite did so in early August.
A Complex Due Diligence Process
16.   It is typical for the due diligence periods associated with mining companies to be in the range of 45-60 days, depending on the circumstances. In “friendly” negotiations, following the public announcement of a transaction conditional upon confirmatory due diligence, the period of time between the announcement and the execution of a definitive agreement is, on average, 30 days, notwithstanding the fact that the parties will have already carried out extensive due diligence in advance of the announcement of the transaction. Where, however, the company is the subject of a hostile bid, the time required to complete the process is necessary extended as a result of the competing demands of that process.
17.   With respect to Meridian, the due diligence timeline is also complicated by a number of other factors which contribute to a more time-consuming process. In particular, the fact that both the El Peñón and Minera Florida mines are “vein” mines, rather than open pit mines means a lengthier review process as prospective bidders’ engineers and geologists need more time to carry out reviews of these mines. In addition, as a significant element of Meridian’s value is based on the growth prospects of its development projects interested parties need to engage geologists and other experts to review drill hole and assay results as well as other available information regarding those resources in order to fully understand the existing value and potential value of these assets, especially as, in some cases, N.I. 43-101 compliant reviews have not yet been completed.
18.   Notwithstanding the challenges associated with completing a due diligence review of Meridian’s assets in a short period of time, Meridian’s financial advisors have encouraged interested parties to proceed as quickly as possible in conducting their reviews and personnel at Meridian have arranged for site visits to Meridian’s mines and exploration projects throughout the Americas. Due diligence teams from the interested parties have conducted site visits and are in the process of finalizing their due diligence. In addition, the interested parties have been given a detailed presentation by the most senior executives at Meridian, and have had the opportunity to submit due diligence inquiries to Meridian and its financial advisors arising from their review of the information on Meridian’s datasite and their site visits.
19.   In addition, Meridian encouraged bidders to make proposals as soon as possible, including sending a letter in late August to all prospective bidders requesting that, if they intended to make a bid for Meridian, they do so by no later than September 7, 2007.
20.   Despite all of these efforts, one of the interested parties has advised that while it would endeavour to complete its due diligence in as timely a fashion as possible, it would not be in a position to consider an offer for Meridian before September 6, 2007. In addition, another prospective bidder, which has made significant progress in completing its due diligence, has recently requested further interviews with Meridian management and additional time to complete its internal analysis.
21.   Although Meridian’s financial advisors are of the view that interested parties will have had sufficient time to complete their due diligence and to reach a decision as to whether to make a proposal to Meridian by September 7, BMO and GS will require time to review and analyze the proposals made in order to determine their adequacy, especially as it is anticipated that a significant portion of the consideration associated with bids will consist of the offeror’s shares. The Board will, in turn, need additional time to review and consider the proposal and the analysis of its financial advisors, including any fairness opinion which may be prepared. Further, Meridian personnel will need to conduct reciprocal due diligence on the potential offeror and with its advisors, as well as negotiate the terms of any agreements between the parties. In the event that multiple proposals are received, the process of reviewing and analyzing those proposals will be even more time-consuming.

The Analysis of Yamana’s Offer by Meridian
22.   Meridian believes, and has been advised by its financial advisors, that the Offer does not reflect Meridian’s value for reasons which include the fact that the Offer fails to take into account and adequately compensate Meridian’s shareholders for the value of its assets, primarily for the following reasons:
(a)	the Offer does not fairly value Meridian’s existing assets at El Peñón and Minera Florida mines;

(b)	the Offer does not take into account the expansion of operations at Meridian’s El Peñón and Minera Florida mines;

(c)	the Offer does not take into account the value of Meridian’s promising development and exploration projects at Mercedes, Amancaya, Jeronimo and La Pepa and elsewhere.
23.   In addition, Meridian’s financial advisors have determined that, as of August 30, 2007, the Offer represents a mere 13.2% premium for Meridian’s shares which is far below the range of premiums reported for completed gold mining transactions that show that the average premium for relevant unsolicited metal and mining transactions is 53%.
There is a Real Possibility of a Superior Offer within the 60 Day Period
24.   Meridian’s financial advisors have expressed the view that there is a real and substantial possibility that a competing proposal will emerge that is financially superior to the Offer, in part because of the inadequacy of Yamana’s Offer and in part because of their conclusion that the companies that are currently considering a bid have the financial ability to pay more for Meridian than Yamana. The fact that no competing bid has been forthcoming to date is reflective of the time that it has taken interested parties to complete their due diligence, particularly with respect to Meridian’s exploration and development projects, rather than a lack of interest in the company.
III.   The Applicable Principles
25.   National Policy 62-202 provides, in relevant part as follows:
The primary objective of the take-over bid provisions of Canadian securities legislation is the protection of the bona fide interests of the shareholders of the target company. A secondary objective is to provide a regulatory framework within which take-over bids may proceed in an open and even-handed environment. The take-over bid provisions should favour neither the offeror nor the management of the target company, and should leave the shareholders of the target company free to make a fully informed decision. [...]

...the Canadian securities regulatory authorities wish to advise participants in the capital markets that they are prepared to examine target company tactics in specific cases to determine whether they are abusive of shareholder rights. Prior shareholder approval of corporate action would, in appropriate cases, allay such concerns (emphasis added).
26.   In Re Royal Host Real Estate Investment Trust,1 the Commission adopted the following list of factors established which it would consider in determining whether to cease trade a poison pill:
•	whether shareholder approval of the rights plan was obtained;

•	when the plan was adopted;

•	whether there is broad shareholder support for the continued operation of the plan;

•	the size and complexity of the target company;

•	the other defensive tactics, if any, implemented by the target company;

•	the number of potential, viable offerors;

•	the steps taken by the target company to find an alternative date or transaction that would be better for the shareholders;

•	the likelihood that, if given further time, the target company will be able to find a better bid or transaction;

•	the nature of the bid, including whether it is coercive or unfair to the shareholders of the target company;

•	the length of time since the bid was announced and made;

•	the likelihood that the bid will not be extended if the rights plan is not terminated.
27.   As the Commission established in Royal Host, the foregoing list is non-exhaustive. Take-over bids are fact specific and the relevant factors, as well as the importance to be attached to each, will vary from case to case. A test that focuses on certain factors to the exclusion of others is inappropriate.

[1]	(1999), 22 OSCB 7819 (O.S.C.).

IV.   Meridian’s Submissions
The Number of Days since Yamana’s Formal Offer
28.   Yamana relies heavily on the fact that, as of September 7, 2007, it will have been 49 days since the commencement of the Offer and 72 days since Yamana made a formal proposal to Meridian. However, given the uncertainty created by Yamana as to whether Yamana it intended to proceed with a formal offer, the 72 day period is irrelevant for the purposes of the Royal Host test.
29.   Although the length of time that has passed since a bid was announced is one of the factors to be considered, it is not the overriding factor and may only be considered in the context of the entire factual matrix of the case. As established in Re MDC Corp. and subsequent cases, the absolute number of days a bid has been outstanding is not a determinative factor:
In our view, the question of “has the time come” cannot be answered merely by counting the number of days which have passed since the announcement of the bid. The number of days, by itself, is not determinative in the absence of convincing evidence that “the interests of the B shareholders would actually or potentially be harmed” (to quote Lac).

It is true that Jorex teaches that “there comes a time when the pill has to go”. However, this is not to say that, once a take-over bid has been made, a shareholder rights plan can have no effect, and that it must automatically be struck down by the Commission so as to allow the bid to proceed at the stated expiry date of the acceptance period of the bid. If there appears to be a real and substantial possibility that, given a reasonable period of further time, the board of the target corporation can increase shareholder choice and maximize shareholder value, then, absent some other compelling reason requiring the termination of the plan in the interests of shareholders, it seems to us that the Commission should allow the plan to function for such further period, so as to allow management and the board to continue to fulfil their fiduciary duties.[2]
Shareholder Support for Meridian’s Rights Plan
30.   The Rights Plan was adopted and approved by shareholders well before the Yamana expressed an interest in a transaction with Meridian. Meridian’s shareholders have repeatedly confirmed their support for the Rights Plan and for its 60 day period in order to provide the Board and shareholders with sufficient time to consider an offer and seek alternatives which will maximize shareholder value.

[2]	(1994), 17 OSCB 4971 (O.S.C.).

31.   It is questionable whether it would be in the public interest for the Commission to intervene and cease trade the Rights Plan before the prescribed 60 day period when shareholders themselves have voted overwhelmingly in favour of the Rights Plan and where, as is the case here, the Board requires and is using the 60 day period to surface alternative value-maximizing transactions.
Meridian’s Search Process
32.   Contrary to the speculative assertions in Yamana’s application materials, Meridian has implemented a robust search process designed to encourage potential competing bids which will maximize shareholder value.
33.   The search process has been narrowed and is now focused on the remaining interested parties who are currently in the process of completing their due diligence. Unlike certain industries where there are a limited number of potential bidders, the gold mining industry contains several companies with the financial ability to make a competing bid for Meridian. Certain of those bidders are currently engaged in Meridian’s search process.
34.   In order to encourage potential bidders Meridian, in conjunction with its financial advisors, the Board set a deadline of September 7, 2007 for the submission of competing proposals.
The Nature of Meridian’s Business Requires Thorough Due Diligence
35.   Yamana’s assertions that Meridian is an uncomplicated company to value for the purposes of making a bid are simply wrong. As detailed above, given the absence of 43-101 compliant Resource Estimates for most of Meridian’s promising exploration and development projects, prospective bidders require significant time in which to conduct detailed due diligence in order to fully grasp Meridian’s potential growth value.
Potential Competing Bidders
36.   More than one potential bidder for the company remain engaged in the due diligence process. One has advised that it will not be in a position to consider making an offer to Meridian until September 6, 2007.
37.   Upon the expected receipt of at least one proposal, the Board will need time to consider the proposal or proposals in conjunction with its legal and financial advisors in order to fulfil its fiduciary obligations to Meridian’s shareholders.
A Real Possibility that a Better Transaction Will Emerge
38.   It is the evidence of Meridian’s witnesses, based on their considerable experience, that there is a real and substantial possibility that a financially superior proposal will emerge from Meridian’s search process to the benefit of Meridian’s shareholders.

39.   Where this is the case, it is in the interests of Meridian shareholders and the public interest more generally that the Rights Plan be permitted to continue to operate in order to maximize shareholder value.
40.   Given the current status of the prospective bidders’ reviews and their advice regarding their anticipated timing to provide Meridian with a decision regarding the making of a competing offer, there is a significant risk that Meridian shareholders will be deprived of the opportunity to realize maximum value for their shares if they are not afforded the protection of the 60 day period under the Rights Plan and as approved by them. The appropriateness of the time period chosen by the shareholders in the Rights Plan has been borne out in the course of the process which Meridian has put in place to attract alternative bidders.
Yours truly,
FRASER MILNER CASGRAIN LLP
Robb C. Heintzman
RCH/kb/mf

cc.	Blythe Campbell
Kelly McKinnon & Michael Brown
Tim Pinos
Kate Broer